SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No.     )1

Audience, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05070J102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood I, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 286,234 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 286,234 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,234 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.4%
12.	Type of Reporting Person PN

Page 2 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood Management Co., LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 286,234 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 286,234 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,234 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.4%
12.	Type of Reporting Person OO

Page 3 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,437,061 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,437,061 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,437,061 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.1%
12.	Type of Reporting Person PN

Page 4 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II Annex, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,133,312 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,133,312 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,133,312 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person PN

Page 5 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 26,222 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 26,222 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,222 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person PN

Page 6 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 595,352 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 595,352 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,352 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9%
12.	Type of Reporting Person PN

Page 7 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood II Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 3,191,947 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 3,191,947 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,191,947 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 15.7%
12.	Type of Reporting Person OO

Page 8 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,042,323 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,042,323 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,042,323 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person PN

Page 9 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood III Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,075 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 8,075 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,075 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%
12.	Type of Reporting Person PN

Page 10 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood III Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 131,990 shares
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 131,990 shares
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,990 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7%
12.	Type of Reporting Person PN

Page 11 of 24 pages.

CUSIP No. 05070J102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Tallwood III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,182,388 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,182,388 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,182,388 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person OO

Page 12 of 24 pages.

Item 1.

(a)	Name of Issuer:

Audience, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

440 Clyde Avenue

Mountain View, CA 94043

Item 2.

(a)	Name of Persons Filing:

Tallwood I, L.P.

Tallwood Management Co., LLC

Tallwood II, L.P.

Tallwood II Annex, L.P.

Tallwood II Associates, L.P.

Tallwood II Partners, L.P.

Tallwood II Management, LLC

Tallwood III, L.P.

Tallwood III Associates, L.P.

Tallwood III Partners, L.P.

Tallwood III Management, LLC

(b)	Address of Principal Business Office:

The principal business office for all persons filing is:

c/o Tallwood Venture Capital

3000 Sand Hill Road, Building 3, Suite 420

Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of the cover page.

Page 13 of 24 pages.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

05070J102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Tallwood I, L.P. owns 286,234 shares of Common Stock of Audience, Inc. (“Audience”). As the sole general partner of Tallwood I, L.P., Tallwood Management Co., LLC may be deemed to share voting and dispositive power with respect to the securities held by Tallwood I, L.P. As the managing member of Tallwood Management Co., LLC, Diosdado P. Banatao may be deemed to be the beneficial owner of the securities held by Tallwood I, L.P. However, each such person, other than Tallwood I, L.P., disclaims beneficial ownership of these securities.

Tallwood II, L.P. owns 1,437,061 shares of Common Stock of Audience. Tallwood II Annex, L.P. owns 1,133,312 shares of Common Stock of Audience. Tallwood II Associates, L.P. owns 26,222 shares of Common Stock of Audience. Tallwood II Partners, L.P. owns 595,352 shares of Common Stock of Audience. As the sole general partner of Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P. and Tallwood II Partners, L.P., Tallwood II Management, LLC may be deemed to share voting and dispositive power with respect to the securities held by Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P. and Tallwood II Partners, L.P. As the managing members of Tallwood II Management, LLC, Diosdado P. Banatao and George Pavlov may be deemed to be the beneficial owners of the securities held by Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P. and Tallwood II Partners, L.P. However, each such person, other than Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P. and Tallwood II Partners, L.P. disclaims beneficial ownership of these securities.

Tallwood III, L.P. owns 1,042,323 shares of Common Stock of Audience. Tallwood III Associates, L.P. owns 8,075 shares of Common Stock of Audience. Tallwood III Partners, L.P. owns 131,990 shares of Common Stock of Audience. As the sole general partner of Tallwood III, L.P., Tallwood III Associates, L.P. and Tallwood III Partners, L.P., Tallwood III Management, LLC may be deemed to share voting and dispositive power with respect to the securities held by

Page 14 of 24 pages.

Tallwood III, L.P., Tallwood III Associates, L.P. and Tallwood III Partners, L.P. As the managing members of Tallwood III Management, LLC, Luis Arzubi and Diosdado P. Banatao and George Pavlov may be deemed to be the beneficial owners of the securities held by Tallwood III, L.P., Tallwood III Associates, L.P. and Tallwood III Partners, L.P. However, each such person, other than Tallwood III, L.P., Tallwood III Associates, L.P. and Tallwood III Partners, L.P. disclaims beneficial ownership of these securities.

George Pavlov is a member of the board of directors of Audience.

(b) Percent of Class:

See Item 11 of the cover page. The percentage of beneficial ownership is based on 20,345,747 shares outstanding as of September 30, 2012, as reported by Audience, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of the cover page.

(ii) Shared power to vote or direct the vote:

See Item 6 of the cover page.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 of the cover page.

(iv) Shared power to dispose or direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Person, no one other than the Reporting Person, the affiliates or shareholders of the Reporting Person and any other persons named in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Page 15 of 24 pages.

Item 8.	Identification and Classification of Members of the Group.

See Attachment A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 16 of 24 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013	Tallwood I, L.P.

By: Tallwood Management Co., LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood Management Co., LLC

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood II, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood II Annex, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Page 17 of 24 pages.

Dated: February 12, 2013	Tallwood II Associates, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood II Partners, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood II Management, LLC

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood III, L.P.

By: Tallwood III Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood III Associates, L.P.

By: Tallwood III Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Page 18 of 24 pages.

Dated: February 12, 2013	Tallwood III Partners, L.P.

By: Tallwood III Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood III Management, LLC

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Page 19 of 24 pages.

ATTACHMENT A

Tallwood I, L.P., Tallwood Management Co., LLC, Tallwood II, L.P., Tallwood II Annex, L.P., Tallwood II Associates, L.P., Tallwood II Partners, L.P., Tallwood II Management, LLC, Tallwood III, L.P., Tallwood III Associates, L.P., Tallwood III Partners, L.P. and Tallwood III Management, LLC may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the issuer. Such persons disclaim such group membership. The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, a Reporting Person is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person.

Page 20 of 24 pages.

EXHIBIT INDEX

Exhibit 1 – Joint Filing Agreement dated as of February 12, 2013

Page 21 of 24 pages.

Exhibit 1

JOINT FILING AGREEMENT

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 12, 2013	Tallwood I, L.P.

By: Tallwood Management Co., LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood Management Co., LLC

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood II, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood II Annex, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Page 22 of 24 pages.

Dated: February 12, 2013	Tallwood II Associates, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood II Partners, L.P.

By: Tallwood II Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood II Management, LLC

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood III, L.P.

By: Tallwood III Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood III Associates, L.P.

By: Tallwood III Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Page 23 of 24 pages.

Dated: February 12, 2013	Tallwood III Partners, L.P.

By: Tallwood III Management, LLC
Its: General Partner

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Dated: February 12, 2013	Tallwood III Management, LLC

/s/ Natasha Skok
Name: Natasha Skok
Title: Authorized Signatory

Page 24 of 24 pages.